HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________                harttrinen@aol.com
Will Hart                         (303) 839-0061            Fax: (303) 839-5414



                                  June 20, 2014


Amy Reischauer
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-3 Amendment No. 1
            File No. 333-196243


     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form S-3 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated June 4, 2014. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found.

                                                                     Page Number

  1. The analysis of shares held by non-affiliates is attached. Please note that the share ownership of the Company's officers and directors, as shown in the Company's most recent annual report on Form 10-K and proxy statement, includes shares issuable upon the exercise of options and warrants. On April 2, 2014 the Company's stock traded at a high of $1.72 per share and closed at $1.68.

  2.   The   amended   registration   statement   has  removed  all
       references to promissory notes.                                   2, 3,
                                                                        13 & 30

  3.   Comment complied with.                                         Exhibit 5

  4. A revised legal opinion has been filed with the amended registration statement. Since the Company is a Colorado corporation, any securities issued by the Company must be issued in accordance with the Colorado Business Corporation Act. Exhibit 5

  5.   Comment complied with.                                         Exhibit 5

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          By
                                             William T.  Hart

Outstanding shares on May 23, 2014                   65,936,621


Officers and Directors                              Shares Owned
----------------------                              ------------

G. Kersten                                             734,226

M. de Clara                                             25,123

P. Prichep                                             105,925

E. Talor                                                59,442

D. Zimmerman                                            52,886

J. Cipriano                                                  -

A. Esterhazy                                            23,316

R. Kinsolving                                           30,225

P. Young                                                29,776
                                                     ---------
                                                     1,060,919

Total Shares Outstanding Less Affiliates            64,875,702
                                                    ==========

Share Price on April 2, 2014                       $      1.72
                                                   -----------

Public Float on April 2, 2014                     $111,586,207
                                                  ============